Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three-month periods ended March 31, 2025 and 2024

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at March 31, 2025	As at December 31, 2024
ASSETS
CURRENT
Cash and cash equivalents		88,988	106,296
Grants receivable and other current assets		711	1,010
Restricted cash		3,022	3,000
Sales taxes receivable		1,503	1,656
Tax credits receivable		798	515
Prepaid expenses		780	1,529
Total current assets		95,802	114,006

NON-CURRENT
Tax credits receivable		10,058	10,247
Investment - Listed shares		325	325
Property, plant and equipment	5	81,751	77,666
Right-of-use assets		1,446	1,505
Deposits		671	351
Total non-current assets		94,251	90,094
Total assets		190,053	204,100

LIABILITIES
CURRENT
Accounts payable and other	6	13,435	13,642
Deferred grants		1,038	785
Convertible notes	7	16,690	16,240
Derivative warrant liability	8	9,952	15,589
Current portion of lease liabilities		483	470
Current portion of borrowings		254	250
Total current liabilities		41,852	46,976

NON-CURRENT
Asset retirement obligation		1,494	1,463
Lease liabilities		1,164	1,240
Borrowings		699	764
Total non-current liabilities		3,357	3,467
Total liabilities		45,209	50,443

EQUITY
Share capital		411,240	411,240
Other reserves	7	4,096	3,680
Contributed surplus		35,822	32,609
Deficit		(306,314)	(293,872)
Total equity		144,844	153,657
Total liabilities and equity		190,053	204,100
Going Concern	1
Commitments	17

APPROVED BY THE BOARD OF DIRECTORS

/s/ Eric Desaulniers – “Director”

/s/ Daniel Buron – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the three-month periods ended
		March 31, 2025	March 31, 2024
	Notes	$	$
EXPENSES
Mining projects expenses	10	2,150	20,223
Battery Material Plant project expenses	11	9,626	7,813
General and administrative expenses	12	6,856	6,183
Operating loss		18,632	34,219
Net financial costs (income)	13	(6,290)	(2,082)
Loss before tax		12,342	32,137
Income tax		100	100
Net loss and comprehensive loss		12,442	32,237

Basic and diluted loss per share		0.08	0.43
Weighted average number of shares outstanding		153,422,506	75,727,397

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed	For the three-month period ended March 31, 2025
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2025		152,261,189	411,240	32,609	3,680	(293,872)	153,657
Share-based compensation		—	—	3,213	—	—	3,213
Settlement of interest on Convertible Notes	7	—	—	—	416	—	416
Net loss and comprehensive loss		—	—	—	—	(12,442)	(12,442)
Balance as at March 31, 2025		152,261,189	411,240	35,822	4,096	(306,314)	144,844

				Contributed	For the three-month period ended March 31, 2024
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2024		60,903,898	238,823	28,502	7,692	(220,587)	54,430
Shares issued - Lac Guéret Property acquisition	10	6,208,210	18,625	—	—	—	18,625
Shares issued from Private Placement	8	25,000,000	42,128	—	—	—	42,128
Share-based compensation		—	—	931	—	—	931
Settlement of interest on Convertible Notes	7	—	—	—	1,088	—	1,088
Share issue costs		—	(1,592)	—	—	—	(1,592)
Net loss and comprehensive loss		—	—	—	—	(32,237)	(32,237)
Balance as at March 31, 2024		92,112,108	297,984	29,433	8,780	(252,824)	83,373

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flow

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month periods ended
		March 31, 2025	March 31, 2024
	Notes	$	$
OPERATING ACTIVITIES
Net loss		(12,442)	(32,237)
Adjustments for non-cash items:
Depreciation and amortization		2,192	2,621
Change in fair value - Listed shares	7	—	450
Change in fair value - Derivative warrant liability	8	(5,623)	(5,955)
Interest and accretion - Convertible notes	7	318	2,736
Lac Guéret Property acquisition	10	—	18,625
Unrealized foreign exchange loss (gain)		(29)	1,412
Share-based compensation	9.2	2,881	854
Other accretions included within financial costs		24	5
Net change in working capital	14	(768)	(917)
Cash flows used in operating activities		(13,447)	(12,406)

INVESTING ACTIVITIES
Additions to property, plant, and equipment, net of grants	5-14	(3,191)	(2,223)
Cash flows used in investing activities		(3,191)	(2,223)

FINANCING ACTIVITIES
Proceeds from private placements	8	—	67,870
Repayment of borrowings		(61)	(58)
Repayment of lease liabilities		(116)	(113)
Share issue costs		(482)	(1,256)
Cash flows from financing activities		(659)	66,443

Effect of exchange rate changes on cash		(11)	(113)

Net change in cash and cash equivalents		(17,308)	51,701
Cash and cash equivalents at the beginning of the period		106,296	36,332
Cash and cash equivalents at the end of the period		88,988	88,033
Non-cash investing and financing activities	14

The accompanying notes are an integral part of the condensed consolidated interim financial statement.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NOU on the Toronto Stock Exchange (“TSX”) and NMG on the New York Stock Exchange (“NYSE”). The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the three-month period ended March 31, 2025, the Company reported a net loss after tax of $12.4 million and cash outflows from operating activities of $13.4 million and had an accumulated deficit of $306.3 million as of March 31, 2025. The Company has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”), as published by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2024. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards.

The condensed consolidated interim financial statements for the three-month period ended March 31, 2025 (including comparative statements) were approved and authorized for publication by the Board of Directors on May 14, 2025.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	ACCOUNTING STANDARDS ADOPTED AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
3.1	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company's income statement and new principles for aggregation and disaggregation of information. The main impacts of the new Accounting Standard include:

●	Introducing a newly defined "operating profit" subtotal and a requirement for all income and expenses to be allocated between three distinct categories based on the company's main business activities: Operating, investing and financing;
●	Disclosure about management performance measures;
●	Adding new principles for aggregation and disaggregation of information;
●	Requiring the cash flow statement to start with operating profit; and
●	Remove the accounting policy choice for presentation of dividend and interest.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Amendments to IFRS 7 Financial instruments: disclosures and IFRS 9 Financial instruments

In May 2024, the IASB published Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments to IFRS 9 clarify de-recognition and classification of specific financial assets and liabilities respectively while the amendments to IFRS 7 clarify the disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows on the occurrence or non-occurrence of a contingent event. The amendments to IFRS 9 and IFRS 7 are effective for annual reporting beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

4.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, and expenses can be found in the note 5 of the 2024 Consolidated audited annual financial statement. Actual results may differ significantly.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

5.	PROPERTY, PLANT AND EQUIPMENT

	For the three-month period ended March 31, 2025
				Furniture			Bécancour Battery
				and other IT		Mine under	Material Plant	Other assets
	Land	Buildings	Equipment	equipment	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$
COST
January 1, 2025	2,455	2,028	27,547	235	350	62,479	1,175	1,615	97,884
Additions	-	-	-	-	-	5,695	43	427	6,165
Transfers	-	-	1,119	-	-	-	-	(1,119)	-
March 31, 2025	2,455	2,028	28,666	235	350	68,174	1,218	923	104,049
ACCUMULATED DEPRECIATION
January 1, 2025	-	644	19,097	170	307	-	-	-	20,218
Depreciation	-	26	2,047	2	5	-	-	-	2,080
March 31, 2025	-	670	21,144	172	312	-	-	-	22,298
Net book value as at March 31, 2025	2,455	1,358	7,522	63	38	68,174	1,218	923	81,751

	For the year ended December 31, 2024
				Furniture			Bécancour Battery
				and other IT		Mine under	Material Plant	Other assets
	Land	Buildings	Equipment	equipment	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$
COST
January 1, 2024	2,455	3,438	25,350	235	128	48,477	-	710	80,793
Additions	-	-	43	-	-	14,002	1,175	3,059	18,279
Transfers	-	-	2,154	-	-	-	-	(2,154)	-
Transfer of Right-of-use assets	-	-	-	-	230	-	-	-	230
Write-Off/Disposals	-	(1,410)	-	-	(8)	-	-	-	(1,418)
December 31, 2024	2,455	2,028	27,547	235	350	62,479	1,175	1,615	97,884
ACCUMULATED DEPRECIATION
January 1, 2024	-	779	10,723	134	61	-	-	-	11,697
Depreciation	-	177	8,374	36	24	-	-	-	8,611
Transfer of Right-of-use assets	-	-	-	-	230	-	-	-	230
Write-Off/Disposals	-	(312)	-	-	(8)	-	-	-	(320)
December 31, 2024	-	644	19,097	170	307	-	-	-	20,218
Net book value as at December 31, 2024	2,455	1,384	8,450	65	43	62,479	1,175	1,615	77,666
[1]	Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.

The amount of borrowing costs included in Mine under construction for the three-month period ended March 31, 2025 is $561 ($444 for the three-month period ended March 31, 2024). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the three-month period ended March 31, 2025.

In August 2024, the Company exercised its buyback option to repurchase 1% of the 3% net smelter royalty (“NSR”) initially issued to Pallinghurst Graphite International Limited on August 28, 2020, for a total amount of $1,869. The NSR applies to both first transformation proceeds of the Matawinie Mine and second transformation proceeds less allowable deductions of the Battery Material Plant. Based on the anticipated NSR payments over the project lifespan, the Company split its buyback consideration of $1,869 by allocating $963 to the "Mine under construction" asset category and $906 to the "Bécancour Battery Material Plant under construction." asset category. Additionally, the Matawinie Property was also subject to a

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

0.2% NSR agreement, initially contracted in 2014, and transferred to Pallinghurst Bond Limited in 2023, which the Company decided to exercise its buyback option for a consideration of $200. The buyback consideration was recorded under the "Mine under construction” asset category as the royalty was only related to the Matawinie Mine proceeds.

The Company granted a hypothec to Pallinghurst Graphite International Limited on the Matawinie Mining Property, including the related mining claims, to secure the Company’s obligations under the remaining 2% NSR agreement.

6.	ACCOUNTS PAYABLE AND OTHERS

	March 31, 2025	December 31, 2024
	$	$
Trade payable and accrued liabilities	11,578	10,929
Wages and benefits liabilities	1,857	2,713
Accounts payable and others	13,435	13,642

7.	CONVERTIBLE NOTES

	Host (amortized cost)	Derivative (FVTPL)	Deferred amount	Total
	$	$	$	$
Issuance [1]	48,703	20,453	(2,773)	66,383
Interest accretion	732	—	—	732
Fair value adjustment	—	(11,199)	—	(11,199)
Amortization	—	—	140	140
Foreign exchange	382	127	(21)	488
Balance as of December 31, 2022	49,817	9,381	(2,654)	56,544
Interest accretion	5,082	—	—	5,082
Fair value adjustment	—	(8,049)	—	(8,049)
Amortization	—	—	1,453	1,453
Foreign exchange	(1,275)	(163)	32	(1,406)
Balance as of December 31, 2023	53,624	1,169	(1,169)	53,624
Interest accretion	3,044	—	—	3,044
Fair value adjustment	—	(1,191)	—	(1,191)
Amortization	—	—	1,191	1,191
Foreign exchange	2,710	30	(30)	2,710
Settlement	(43,138)	—	—	(43,138)
Balance as of December 31, 2024	16,240	8	(8)	16,240
Interest accretion	463	—	—	463
Fair value adjustment	—	(8)	—	(8)
Amortization [2]	—	—	8	8
Foreign exchange	(13)	—	—	(13)
Balance as of March 31, 2025	16,690	—	—	16,690

[1] Transaction costs of $821 (US$608) have been allocated to the host instrument and reduced from the net proceeds allocated to this component.

[2] The amortization for the three-month period ended March 31, 2025 includes an additional amount of $7 to prevent the net amount of the Derivative and the Deferred amount components from representing a negative amount.

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million) with Mitsui & Co., Ltd (“Mitsui”), Pallinghurst Bond Limited (“Pallinghurst”) and Investissement Québec (“IQ”). The Notes are denominated in U.S. Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater of the 3-month CME Term SOFR plus 4% and 6%.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the exchange’s approval; and
-	Increasing the interest rate to the greater of the 3-month CME Term SOFR plus 5% and 7%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-

General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

-

Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interest paid to date to the Holders.

-

Interest repayment option: Quarterly, the Company has an option to pay the interest due in (i) cash; or (ii) in Common Shares subject to the TSX’s approval, by delivering share certificates to the Holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Company’s TSX market share price, determined at the quarter end on which such interest became payable.

-	The Notes also include redemption mechanisms in favor of the holders in the event of a change of control or an event of default.

On May 2, 2024, the Company closed a private placement with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022, as amended and restated effective January 1, 2023. The Company issued 12,500,000 Common Shares and 12,500,000 Warrants to Mitsui and 6,250,000 Common Shares and 6,250,000 Warrants to Pallinghurst in exchange for their convertible notes totalling US$37.5 million. Concurrently with the redemption, surrender and cancellation of Mitsui’s and Pallinghurst’s convertible notes, the Company issued 1,579,043 Common Shares that had been reserved for issuance in connection with the interest calculated between November 8, 2022, and February 14, 2024, date on which the subscription agreement was concluded.

For the three-month period ended March 31, 2025, the interest coupon totalled an aggregate amount of $416 (US$290) ($807 (US$1,088) for the three-month period ended March 31 2024). The Company elected to pay the interest coupon with 194,684 common shares at a price of US$1.49 which will be issued at maturity or at conversion of IQ’s Note. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

Below is a sensitivity analysis on inputs impacting the fair value revaluation of the derivative.

		Reasonably	Sensitivity [1]		Reasonably	Sensitivity [1]
	December 31, 2024	possible change	(Derivative liability)	March 31, 2025	possible change	(Derivative liability)
Observable inputs
Share price	US$1.59	+/- 10%	+0M/0M	US$1.51	+/- 10%	+0M/0M
Foreign Exchange rate	1.44	+/-5%	+/-0M	1.44	+/-5%	+/-0M
Unobservable inputs
Expected volatility	47.3%	+/- 10%	+0M/0M	48.5%	+/- 10%	+0/0M
Credit spread	3.0%	+/-5%	+/-0M	4.0%	+/-5%	+/-0M

[1]Holding all other variables constant.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

8.	DERIVATIVE WARRANT LIABILITY

		Derivative warrant liability
	GM & Panasonic	Mitsui & Pallinghurst	IQ & CGF	Total
	$	$	$	$
Issuance	25,742	11,107	3,302	40,151
Fair value adjustment	(21,312)	(7,666)	4,078	(24,900)
Foreign exchange	242	62	34	338
Balance as of December 31, 2024	4,672	3,503	7,414	15,589
Fair value adjustment	(1,685)	(1,264)	(2,674)	(5,623)
Foreign exchange	(5)	(2)	(7)	(14)
Balance as of March 31, 2025	2,982	2,237	4,733	9,952

The following assumptions were used to estimate the fair value of the derivative warrant liability:

			March 31, 2025
	GM and Panasonic	Mitsui and Pallinghurst	IQ and CGF
Number of Warrants	25,000,000	18,750,000	39,682,538
Risk-Free Interest Rate	4.23%	4.23%	4.23%
Expected Volatility	66%	66%	66%
Stock Price at Valuation Date	US$1.51	US$1.51	US$1.51
Exercise Price	US$2.38	US$2.38	US$2.38
Average Fair Value per Warrant	US$0.08	US$0.08	US$0.08

			December 31, 2024
	GM and Panasonic	Mitsui and Pallinghurst	IQ and CGF
Number of Warrants	25,000,000	18,750,000	39,682,538
Risk-Free Interest Rate	4.20%	4.20%	4.20%
Expected Volatility	59%	59%	59%
Stock Price at Valuation Date	US$1.59	US$1.59	US$1.59
Exercise Price	US$2.38	US$2.38	US$2.38
Average Fair Value per Warrant	US$0.13	US$0.13	US$0.13

The main non-observable input used in the model is the expected volatility. An increase or decrease in the expected volatility used in the model of 10% would have resulted in the following change in the fair value of the warrants as of March 31, 2025:

			March 31, 2025
	GM and Panasonic	Mitsui and Pallinghurst	IQ and CGF
	$	$	$
10% increase in volatility	830	622	1,317
10% decrease in volatility	(765)	(574)	(1,215)

			December 31, 2024
	GM and Panasonic	Mitsui and Pallinghurst	IQ and CGF
	$	$	$
10% increase in volatility	1,060	795	1,682
10% decrease in volatility	(1,011)	(758)	(1,604)

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Private placement with GM and Panasonic:

On February 28, 2024, the Company completed a private placement with General Motors holdings LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”). Each party subscribed for 12,500,000 Common Shares and 12,500,000 Warrants. The 25,000,000 Common Shares and Warrants were issued for aggregate gross proceeds of $67.9 million (US$50 million).

The Warrants are exercisable in connection with the Tranche 2 Investment at the final investment decision (“FID”) or at the latest on February 28, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $25.8M (US$19M). The residual balance of $42.1M (US$31M) was then allocated to the equity component (common shares issued). The transaction costs of $2.6M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

Private placement with Mitsui and Pallinghurst:

On May 2, 2024, the Company completed a private placement, with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022. The Company issued 18,750,000 Common Shares and 18,750,000 Warrants to Mitsui and Pallinghurst for a total value of US$37.5 million. For more details on the transaction, refer to Note 7 – Convertible Notes.

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on May 2, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $11.1M (US$8.1M). The residual balance of $40.3M (US$29.4M) was then allocated to the equity component (common shares issued). The transaction costs of $1.2M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

Private placement with IQ and CGF:

On December 20, 2024, the Company completed a private placement, with Canada Growth Fund (“CGF”) and IQ. Each party subscribed for 19,841,269 Common Shares and 19,841,269 Warrants. The 39,682,538 Common Shares and Warrants were issued for aggregate gross proceeds of $71.2 million (US$50 million).

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on December 20, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $3.3M (US$2.3M). The residual balance of $67.9M (US$47.7M) was then allocated to the equity component (common shares issued). The transaction costs of $761 were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

9.	EQUITY

9.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value. All issued ordinary shares are fully paid.

	For the three-month period ended	For the year ended
	March 31, 2025	December 31, 2024
Shares issued at the start of the period	152,261,189	60,903,898
Shares issued - Lac Guéret Property acquisition (Note 10)	—	6,208,210
Shares issued from Private Placements (Note 8)	—	83,432,538
Options exercised (Note 9.2)	—	137,500
Settlement of interest on Convertible Notes (Note 7)	—	1,579,043
Shares issued at the end of period	152,261,189	152,261,189

9.2 SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSX. The Company has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

The Company’s share options are as follows:

	For the three-month period ended March 31, 2025		For the year ended December 31, 2024
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$
Opening balance	7,994,500	4.90	4,908,548	6.79
Granted	-	—	4,317,500	3.07
Exercised	-	—	(137,500)	2.35
Expired	(187,000)	9.15	(346,000)	6.64
Forfeited	(21,000)	3.59	(295,000)	3.51
Cancelled	-	—	(453,048)	8.20
Ending balance	7,786,500	4.80	7,994,500	4.90
Options that can be exercised	2,987,750	7.18	3,174,750	7.30

The Company’s share options include grants made to key employees in 2024 that vest upon a positive FID, subject to certain conditions.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

10.	MINING PROJECTS EXPENSES

	For the three-month periods ended
	March 31, 2025	March 31, 2024
	$	$
Wages and benefits	1,146	1,051
Share-based compensation	530	138
Consulting fees	39	21
Materials, consumables, and supplies	218	151
Maintenance and subcontracting	89	112
Utilities	91	88
Depreciation and amortization	59	64
Other	67	41
Uatnan Mining Project - Exploration and evaluation expenses	10	18,648
Grants	(5)	(18)
Tax credits	(94)	(73)
Mining projects expenses	2,150	20,223

On January 31, 2024, the Company completed the acquisition of the Lac Guéret property with Mason Resources Inc (“Mason”) through an asset acquisition agreement consisting mainly of 74 map-designated claims. The consideration for the asset acquisition was paid with 6,208,210 common shares of the Company, at $3.00 per share, representing a total aggregated amount of $18.6 million. The Company performed the concentration test and concluded that the acquisition represents an asset acquisition and not a business acquisition, since substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Mining rights are specifically excluded from the scope of IAS 16, therefore, the Company applied IFRS 6. Since the Company’s accounting policy for Exploration and Evaluation activities under IFRS 6 is to classify expenditures in the consolidated statement of loss and comprehensive loss, $18.6 million was expensed under the category “Uatnan Mining Project”. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project, which will be recorded in the event that commercial production of the Uatnan project occurs.

11.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended
	March 31, 2025	March 31, 2024
	$	$
Wages and benefits	1,390	1,269
Share-based compensation	271	59
Engineering	5,074	2,619
Consulting fees	208	157
Materials, consumables, and supplies	468	666
Maintenance and subcontracting	158	661
Utilities	129	189
Depreciation and amortization	2,097	2,497
Other	82	54
Grants	(251)	(124)
Tax credits	—	(234)
Battery Material Plant project expenses	9,626	7,813

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

12.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended
	March 31, 2025	March 31, 2024
	$	$
Wages and benefits	1,854	1,863
Share-based compensation	2,080	657
Professional fees	530	1,435
Consulting fees	650	464
Travelling, representation and convention	202	120
Office and administration	1,248	1,542
Stock exchange, authorities, and communication	251	84
Depreciation and amortization	36	60
Other financial fees	5	4
Grants	—	(46)
General and administrative expenses	6,856	6,183

13.	NET FINANCIAL COSTS (INCOME)

	For the three-month periods ended
	March 31, 2025	March 31, 2024
	$	$
Foreign exchange loss (gain)	(24)	1,403
Interest income	(1,002)	(752)
Interest expense on lease liabilities	3	4
Change in fair value - Listed shares	—	450
Change in fair value - Derivative warrant liability	(5,623)	(5,955)
Interest and accretion on borrowings and notes	356	2,768
Net financial costs (income)	(6,290)	(2,082)

14.	ADDITIONAL CASH FLOW INFORMATION

		For the three-month periods ended
		March 31, 2025	March 31, 2024
		$	$
Grants receivable and other current assets		2	133
Deferred grants		(45)	(120)
Mining tax credits		(94)	(120)
Sales taxes receivable		153	(439)
Prepaid expenses		749	558
Restricted cash and deposits		(342)	—
Accounts payable and other	6	(1,191)	(929)
Total net change in working capital		(768)	(917)

Income tax received		—	188
Interest paid		14	17

Non-cash financing activities
Deferred expenses included in accounts payable and accrued liabilities		—	924
Share issue costs included in accounts payable and accrued liabilities		207	336

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Reconciliation of additions presented in the property, plant and equipment schedule to the net cash used in investing activities

	For the three-month periods ended
	March 31, 2025	March 31, 2024
	$	$
Additions of property, plant and equipment as per note 5	6,165	2,672
Non-cash decrease (increase) of the asset rehabilitation obligation	(7)	54
Borrowing costs included in Mine under construction	(561)	(444)
Share-based compensation capitalized (non-cash)	(332)	(77)
Grants recognized	9	1
Grants received	(604)	(104)
Accounts payable variation related to property, plant and equipment	(1,479)	121
Net cash flow used in investing activities - purchase of property, plant and equipment	3,191	2,223

15.	RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month period ended
	March 31, 2025	March 31, 2024
	$	$
Key management compensation
Wages and short-term benefits	345	550
Share-based payments	2,095	436
Board fees	230	224

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, other receivables and accounts payable and accrued liabilities. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $17,700 (US$12,312) as at March 31, 2025 ($17,908 (US$12,446) as at December 31, 2024).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
-

Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	As at March 31, 2025
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	325	—	—	325
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 7)	—	—	—	—
Warrants (note 8)	—	—	9,952	9,952

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	325	—	—	325
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 7)	—	—	—	—
Warrants (note 8)	—	—	15,589	15,589

There were no transfers between Level 1, Level 2 and Level 3 during the three-month period ended March 31, 2025 (none in 2024).

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

17.	COMMITMENTS

The Company’s future minimum payments of commitments as at March 31, 2025 are as follows:

Total
Capital expenditure obligations	611
Commercial projects long-lead item obligations	2,824
Balance as at March 31, 2025	3,435